[LETTERHEAD OF SHEFSKY & FROELICH LTD.]

MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com

November 29, 2011

VIA FEDERAL EXPRESS

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Inland Core Assets Real Estate Trust, Inc.
Registration No. 333-176775

Dear Ms. Barros:

On behalf of our client, Inland Core Assets Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 1 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission via EDGAR on November 29, 2011.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to JoAnn M. Armenta, President and Chief Operating Officer of the Company, dated October 11, 2011.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

General Comments

1.             Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE:                 The graphics, including Company logos, to be used in the Company’s prospectus will be included in a future (pre-effective) amendment to the Company’s registration statement, and will not be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

2.             We note that you may invest in common and preferred real estate-related equity securities and commercial mortgage-backed securities. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

RESPONSE:                 The Company’s analysis is set forth in the section of the prospectus captioned “Investment Objectives and Policies — Investment Company Act of 1940.”  We have excerpted this analysis below, and have underlined certain disclosures within this excerpt for emphasis, to highlight those provisions that are most specifically responsive to the Staff’s comment.

“We intend to conduct our operations so that the company and its subsidiaries are each exempt from registration as an investment company under the Investment Company Act of 1940, as amended, referred to herein as the “Investment Company Act.” Under the Investment Company Act, in relevant part, a company is not an “investment company” if:

•              under Section 3(a)(1)(A), it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

•              under Section 3(a)(1)(C), it neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis, which we refer to as the “40% test.” “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related assets directly, primarily by acquiring fee interests in real property.  We may also purchase interests, including controlling interests, in REITs or other “real estate operating companies,” such as real estate management companies, that own real property.  We also may acquire properties through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest.  We anticipate that our assets generally will be held in wholly and majority-owned subsidiaries of the company, each formed to hold a particular asset.

We intend to conduct our operations so that the company and most, if not all, of its wholly and majority-owned subsidiaries will comply with the 40% test.  We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of the company’s wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that the company and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither the company nor any of its wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, the company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will determine whether an entity is a majority-owned subsidiary of our company.  The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC staff approve our treatment of any entity as a majority-owned subsidiary and the SEC staff has not done so.  If the SEC staff were to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.

In the event that the company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” In addition to prohibiting the issuance of certain types of securities, this exemption generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act

(and no more than 20% of the entity’s assets may be comprised of miscellaneous assets). We will measure our 3(c)(5)(C) exemption on an unconsolidated basis.

We will classify our assets for purposes of the Investment Company Act, including our 3(c)(5)(C) exemption, in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in the context of specific factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/25% test, we classify certain assets in which we invest as follows:

•              Investments in Real Property.  Based on the no-action letters issued by the SEC staff, we intend to classify our fee interests in real property, held by us directly or through our wholly owned subsidiaries or controlled subsidiaries as qualifying assets.  In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real estate-related assets. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.

•              Investments in Securities.  We will treat as real estate-related assets, CMBS, debt and equity securities of non-majority owned companies primarily engaged in real estate businesses and securities issued by pass-through entities, substantially all of the assets of which consist of qualifying assets or real estate-related assets.”

3.             Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19 of Industry Guide 5.

RESPONSE:                 To date, the Company has not prepared promotional material or sales literature of any kind for use in connection with the offering.  However, if any promotional material or sales literature is prepared in the future, the Company will provide copies to the Staff prior to first use.

4.             Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure on page 93 that the entities that comprise The Inland Real Estate Group of Companies were named in the listed published rankings. Clearly mark the specific language in the supporting materials that supports each statement.

RESPONSE:                 We have supplementally enclosed herewith a copy of the referenced supporting material, marked to highlight the specific language supporting the statements in the prospectus.

5.             Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

RESPONSE:                 The Company acknowledges the Staff’s comment and has analyzed the applicability of the tender offer rules to its share repurchase program, and determined that the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters, and consistent with the programs employed by other non-listed real estate investment trusts, or “REITs.”

6.             We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

RESPONSE:                 The Company acknowledges the Staff’s comment and has analyzed the applicability of Regulation M to its share repurchase program, and determined that the program is consistent with relief granted by the Division of Market Regulation in prior no action letters and consistent with the programs employed by other non-listed REITs.

Prospectus Cover Page

7.             The fourth bullet point risk factor does not appear to identify a significant risk. Please revise or delete. In addition, please expand the first bullet point to state that the board does not have any present plan to list the shares or liquidate the company and, as such, shareholders may never achieve a liquidity event. Please also revise in your Summary Risk Factors section, beginning on page 12.

RESPONSE:                 The Company has revised the cover page and the “Summary Risk Factors” disclosure to delete the risk factor regarding the broad nature of the entity’s investment policies and strategies and to clarify that the board does not have any current plans to list the Company’s shares on a national securities exchange or engage in any other liquidity event, and that the Company cannot guarantee that a liquidity event will occur.  The enclosed marked copy of the Amendment reflects these changes.

8.             Please revise your cover page risk factor on borrowings to indicate that your charter limit on leverage of 300% of your net assets may be exceeded with board approval. Please also revise in your Summary Risk Factors section, beginning on page 12.

RESPONSE:                 The Company, like all unlisted REITs that have registered their securities in the “blue sky” jurisdictions, has included the 300% leverage limit in its charter to comply with the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association, known as the “NASAA REIT Guidelines.”  The Company respectfully notes that the registration statements of many of its unlisted REIT competitors, all of which are subject to the same leverage limits, do not include the requested risk factor on the cover of their prospectuses.  The Company believes that because this particular risk factor goes beyond what similar REITs are required to provide, requiring the Company to include this risk factor may imply to investors that the Company has higher leverage limits than its competitors, which is not accurate.

Further, although the Company’s charter imposes an aggregate borrowing limit equal to 300% of the Company’s net assets, the Company’s board intends to adopt a policy further capping this limit. More specifically, the Company anticipates that its board will adopt a policy pursuant to which the Company’s aggregate borrowings, secured by all of its assets, will average approximately 55% of the total fair value of its assets.  Thus, the Company does not believe that there is any risk to stockholders that the Company’s borrowings will approach, much less exceed, the limit imposed under the charter, or that this risk would rise to a level of significance requiring disclosure on the cover page of the prospectus.  For all of these reasons, the Company does not believe it should be required to include the requested risk factor on the cover page of its prospectus.

9.             We note that there are some restrictions on the transferability of your common stock.  Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears.  Refer to Item 1(b) of Form S-11 for guidance.

RESPONSE:                 The Company has revised the cover page to state that there are limitations on ownership and transferability of its shares, and to add a cross reference to the section of the prospectus captioned “Description of Securities — Restrictions on Ownership and Transfer.”  The enclosed marked copy of the Amendment reflects this change.

Questions and Answers About the Offering, page 1

10.          Please revise your disclosure on page 1 under the subtitle “No Distributions Paid from Offering Proceeds” to indicate that you may pay distributions from sources other than GAAP cash flows from operations. In addition, if true, please also state that there are no restrictions that would prevent you from paying distributions from offering proceeds.

RESPONSE:                 The Company has revised the statement “No Distributions Paid from Offering Proceeds” to clarify that it may fund distributions from sources other than cash flow from operations, determined in accordance with GAAP, as adjusted for acquisition costs, and that its organizational documents do not restrict the sources from which the Company may pay distributions.  The enclosed marked copy of the Amendment reflects these changes.

11.          Please revise your disclosure on page 5 under the question “Have you set a finite date for a liquidity event?” to clarify that a liquidity event is not guaranteed and that you are not required to liquidate.

RESPONSE:                 The Company has revised the response to the question “Have you set a finite date for a liquidity event?” to clarify that the board does not have any current plans for a liquidity event, and that the Company may never be able to provide its stockholders with liquidity.  The enclosed marked copy of the Amendment reflects this change.

12.          Please revise your disclosure on page 10 under the subtitle, “Q: Will I be notified of how my investment is doing?” to disclose that Inland Western has reported an estimated per share value of $6.95 per share and Inland American has reported an estimated per share value of $8.03 per share.

RESPONSE:                 The Company has revised the response to the question “Will I be notified of how my investment is doing?” to include an internal cross reference to the estimated per share value reported by Inland American Real Estate Trust, Inc. (“Inland American”) and Inland Western Retail Real Estate Trust, Inc. (“Inland Western”).  The enclosed marked copy of the Amendment reflects these changes.

Prospectus Summary, page 11

Dedicated Acquisitions Staff, page 15

13.          We note you indicate on page 15 that any opportunities identified by your Business Manager will be presented only to you and will not be subject to rights of first refusal previously granted to other programs sponsored by IREIC or its affiliates. We further note you indicate that IREA also will identify and assist in acquiring properties for you.  Please expand your disclosure in this section to clarify that IREA has granted Inland American a right of first refusal and Inland Diversified a right of first refusal to acquire all real estate assets that Inland American does not acquire.

RESPONSE:                 The Company has revised the fourth conflict of interest listed in the section of its prospectus captioned “Prospectus Summary — Summary Conflicts of Interest” to disclose the rights of first refusal granted by  Inland Real Estate Acquisitions, Inc. (“IREA”) to Inland Real Estate Corporation, Inland American and Inland Diversified Real Estate Trust, Inc. The Company believes that this disclosure is more appropriate within the conflicts of interest subsection than in the subsection that discusses its business manager’s staff, as the conflicts subsection is the one in which the Company first addresses its reliance on IREA.  The enclosed marked copy of the Amendment reflects this change.

Organizational Structure, page 16

14.          We note you indicate on page 16 that you intend to acquire 1,000 shares of common stock in The Inland Real Estate Group of Companies, Inc. Please expand your disclosure to provide more information including the price you intend to pay and when you intend to acquire the 1,000 shares of common stock.

RESPONSE:                 The Company has revised this disclosure to clarify that it already has purchased 1,000 shares of common stock of The Inland Real Estate Group of Companies, Inc. for an aggregate price of $1,000.00.  The enclosed marked copy of the Amendment reflects these changes.

15.          Please revise this chart so that it is legible.

RESPONSE:                 The Company has revised the prospectus to increase the size of the organizational chart.  The enclosed marked copy of the Amendment reflects this change.

Distribution Policy, page 23

16.          We note you indicate that you do not intend to fund distributions from offering proceeds but indicate that you may pay distributions from sources other than cash flow from operations, such as cash flow from investing activities and advances or contributions from your Business Manager or IREIC. Please revise your disclosure to affirmatively state that you may pay distributions in excess of GAAP cash flow from operations. Please also revise your disclosure to clarify whether you expect to pay distributions in excess of earnings and/or taxable income during your offering.

RESPONSE:                 The Company has revised its distribution policy disclosures to state that distributions may exceed its cash flow from operations, determined in accordance with GAAP, as adjusted for acquisition costs.  The enclosed marked copy of the Amendment reflects this change.

The Company respectfully disagrees on the need to disclose that distributions may exceed earnings on taxable income.  Because of the impact that depreciation expense has on a REIT’s income statement (especially a REIT in the acquisition phase), net income is not a relevant measure of a REIT’s capacity to pay distributions.  Rather, the Company believes that the ratio of distributions to cash flow from operations, as adjusted, better reflects the extent to which the distribution is covered by “earnings.”  As described in the prospectus, the Company believes it is appropriate to adjust the cash flow from operations, determined in accordance with GAAP, for acquisition fees and expenses.  These fees and expenses will be paid out of the net offering proceeds or from borrowing proceeds.  GAAP, however, requires these expenses to be deducted from net income, which reduces cash flow from operations even though these expenses are not being funded out of cash flow from operations.  The Company has also clarified that other sources, such as contributions from its sponsor or cash generated from the waiver or deferral of fees may be used to fund distributions.

Conflicts of Interest, page 14

17.          Please revise this subsection to discuss the conflict that exists due to the fact that your Business Manager has incentives to purchase properties using debt since acquisition and asset management fees will increase when your advisor uses debt to acquire properties.  Please also expand this disclosure to clearly state that acquisition fees are based on the contract purchase price and may create an incentive for your Business Manager to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

RESPONSE:                 The Company has revised the second conflict of interest listed in the section of its prospectus captioned “Prospectus Summary — Summary Conflicts of Interest” to disclose that its compensation arrangements may provide an incentive for the business manager to, among other things, borrow more money than prudent to increase the amount the Company can invest.  The Company has further disclosed that the fact that it will pay the business manager an acquisition fee based on the contract purchase price of an asset may incentivize the business manager to cause the Company to pay a higher price for an asset than it otherwise would, or to purchase assets that may not otherwise be in its best interests.  The enclosed marked copy of the Amendment reflects these changes.

Compensation Payable to Affiliates of IREIC, page 17

18.          Please revise this table and the table on page 59 to include a separate column to identify the parties that receive each of the fees listed in the table. Please also revise this table to provide a separate column of the amount of estimated fees.

RESPONSE:                 The Company has revised both compensation tables to identify the recipients of the compensation; however, the Company has included this information in the first column to avoid having tables that do not fit across the width of the page.  The Company also has revised the summary compensation table to include a separate column noting the amount of estimated fees.  The enclosed marked copy of the Amendment reflects these changes.

Share Repurchase Program, page 24

19.          Please revise your disclosure in this section to discuss how your affiliated program Inland Western suspended its share repurchase program in November 2008.

RESPONSE:                 The Company has revised the summary disclosure regarding its share repurchase program to state that Inland Western suspended its share repurchase program, effective November 19, 2008.  Please note, however, that Inland Western is not an affiliate of the Company.  The enclosed marked copy of the Amendment reflects this change.

Estimated Use of Proceeds, page 26

20.          Please expand your disclosure to this table to also disclose acquisition fees and expenses based on your maximum leverage.

RESPONSE:                 The Company has revised its “Estimated Use of Proceeds” table to include footnotes disclosing the maximum acquisition fees and expenses payable assuming borrowings equivalent to a 75% loan-to-asset value ratio.  The enclosed marked copy of the Amendment reflects this change.

Risk Factors, page 27

“Investors will experience substantial dilution in the net tangible book value…,” page 28

21.          Please expand this risk factor to disclose the potentially dilutive impact to new investors resulting from any future payments by the company of dividends in excess of earnings.

RESPONSE:                 The Company has revised the risk factor captioned “The amount and timing of distributions, if any, may vary.  We may pay distribution from sources other than cash flow from operations, including cash flow generated from investing activities” to make clear that paying distributions from sources other than cash flow from operations may have a material adverse effect on the Company’s results of operations and financial condition.  The Company believes that this disclosure is more appropriate within the distribution-related risk factor, because this risk factor addresses the various potential consequences of paying distributions from sources other than cash flow from operations.  The enclosed marked copy of the Amendment reflects this change.

“The amount and timing of distributions may vary…,” page 31

22.          Please revise this risk factor to clarify that there is no guarantee of distributions.

RESPONSE:                 The Company has revised the risk factor captioned “The amount and timing of distributions may vary.  We may pay distributions from sources other than cash flow from operations, including cash flow generated by investing activities” to clarify that distributions are not guaranteed. The enclosed marked copy of the Amendment reflects this change.

Capitalization, page 58

23.          We are unable to determine how you arrived at your pro forma amount for Additional Paid-in Capital of $1,669,980. Please advise or revise.

RESPONSE:                 The Company has revised the pro forma amounts set forth in the section of the prospectus captioned “Capitalization.”  The enclosed marked copy of the Amendment reflects these changes.

Compensation Table, page 59

24.          It appears that you have calculated your acquisition fee and acquisition expenses amounts using gross offering proceeds as opposed to net proceeds available for investment. Given the net proceeds will be used to acquire assets, explain to us how you determined that your calculation was appropriate. This comment applies to your disclosures on pages 18-19, 26, 60-61, and 68.

RESPONSE:                 The Company has revised both compensation tables and “Estimated Use of Proceeds” tables to calculate acquisition fees and acquisition expense amounts using net offering proceeds.  The enclosed marked copy of the Amendment reflects these changes.

25.          It appears that you have calculated your acquisition expenses using a fee equal to 0.5% of gross offering proceeds. If this item is determined based on a specific percentage, please revise your filing to disclose this percentage. If this item is not determined based on a specific percentage, please tell us how you were able to estimate the acquisition expenses. This comment applies to your disclosures on pages 18-19, 61 and 68.

RESPONSE:                 As described in footnote (5) to the “Estimated Use of Proceeds” table, the amount of acquisition expenses was estimated by the Company, for illustrative purposes, based on the prior experience of the Company’s sponsor in sponsoring five other REIT programs.  The actual amount of acquisition expenses will depend on numerous factors including the aggregate purchase price paid to acquire each real estate asset (excluding investments in marketable securities), the aggregate amount borrowed, if any, to acquire each real estate asset and the number of real estate assets acquired.  The Company has revised the compensation tables to clarify this point.  The enclosed marked copy of the Amendment reflects this change.

The Company also notes, in reference to the Staff’s comment, that this is an estimate of expenses, not of a “fee.”

Estimated Use of Proceeds, page 68

26.          We note you disclose the acquisition fees and expenses using a 75% loan-to-asset value ratio in footnotes 4 and 5 to the Estimated Use of Proceeds table. We further note that your target loan-to-asset value ratio is 55%. Please revise to disclose the acquisition fees and expenses for the 55% loan-to-asset value ratio in a footnote to the table.

RESPONSE:                 The Company has revised the Estimated Use of Proceeds table to reflect the maximum amount of acquisition fees payable and acquisition expenses reimbursable assuming aggregate borrowings equivalent to a 55% loan-to-asset ratio, consistent with the Company’s borrowing policy, and assuming aggregate borrowings equivalent to a 75% loan-to-asset ratio, which represents the limit set forth in the Company’s charter.  The enclosed marked copy of the Amendment reflects this change.

Management, page 92

Our Directors and Executive Officers, page 96

27.          Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K.

RESPONSE:                 The Company will amend its registration statement to provide the identities and biographical histories of its independent directors, in compliance with Item 407(a) of Regulation S-K, once the Company has identified those directors.

Audit Committee, page 99

28.          We note you indicate that your Board of Directors will form an audit committee. Please clarify when the Board of Directors will form this committee.

RESPONSE:                 The Company will form an audit committee once it has identified its independent directors, which will occur prior to the commencement of its offering.  Because the prospectus has been drafted prospectively, the Company has revised this disclosure accordingly.  The enclosed marked copy of the Amendment reflects this change.

Our Real Estate Managers, page 101

29.          We note you indicate that Larry R. Sajdak is the president of the corporations that own the Real Estate Managers and that Elizabeth McNeeley is the treasurer and secretary of the corporations that own the Real Estate Managers. Please revise to provide the names of the corporations for clarity. Please also revise to indicate the dates during which Mr. Sajdak and Ms. McNeeley have served in positions for the corporations that own the Real Estate Managers.

RESPONSE:                 The Company has revised the biographies of each of the officers and directors of the corporations that own the Company’s real estate managers to clarify the names of the entities for which they serve as officers and directors, respectively, and to note the dates during which they have served in these positions.  The enclosed marked copy of the Amendment reflects these changes.

Principal Stockholders, page 117

30.          Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Inland Real Estate Investment Corporation

RESPONSE:                 The Company has revised the “Principal Stockholders” table to identify who controls the voting and dispositive powers of the shares held by Inland Real Estate Investment Corporation.  The enclosed marked copy of the Amendment reflects this change.

Investment Objectives and Policies, page 118

31.          You disclose on page 32 that your board of directors may change your investment policies without stockholder approval. Please also disclose how and when you will inform your stockholders of such alterations to your investment policies.

RESPONSE:                 The Company has revised the section of its prospectus captioned “Investment Objectives and Policies — Investment Objectives” to clarify that it will supplement the prospectus to describe any material changes to its investment objectives and policies.  The enclosed marked copy of the Amendment reflects this change.

International Investments, page 125

32.          Please revise to clarify whether you intend to make real estate investments related to assets located outside of the United States.

RESPONSE:                 The Company has revised the section of its prospectus captioned “Investment Objectives and Policies — International Investments” to clarify that it will not invest in properties or any other real estate assets located outside of the United States.  The enclosed marked copy of the Amendment reflects this change.

Management’s Discussion and Analysis of Financial Condition, page 131

Liquidity and Capital Resources, page 132

33.          We note you indicate that you will generally fund your cash needs for items other than asset acquisitions from operations. Please revise this section to clarify how you intend to provide such funding.

RESPONSE:                 The Company has revised the section of its prospectus captioned “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources” to clarify how the Company intends to fund cash needs for items other than asset acquisitions, and related capital expenditures and financings.  The enclosed marked copy of the Amendment reflects this change.

Relationships and Related Transactions, page 211

34.          We note you indicate on page II-1 that you issued 20,000 shares of your common stock for $10.00 per share, or an aggregate purchase price of $200,000, to Inland Real Estate Investment Corporation, your sponsor, in connection with your formation. Please revise to include this information in your Relationships and Related Transactions section on page 211. Please also confirm to us that Inland Real Estate Investment Corporation paid $200,000 for the 20,000 shares or revise.

RESPONSE:                 The Company has revised the section of its prospectus captioned “Relationships and Related Party Transactions” to disclose the initial capitalization by Inland Real Estate Investment Corporation, or “IREIC.”  The enclosed marked copy of the Amendment reflects this change.  The Company also hereby confirms that IREIC paid $200,000 for these 20,000 shares.

Appendix A

Table III

Inland American Retail Real Estate Trust Inc., page A-7

35.          It appears that the amounts in your ‘Net income (loss)-GAAP basis’ row are equal to the ‘Net loss attributable to the Company’ in Inland American’s Form 10-K. Please revise your filing so this amount is the same as the ‘Net loss’ line item from the Inland America Form 10-K.

RESPONSE:                 The Company has revised Appendix A so that the amounts within the “Net income (loss) — GAAP basis” row of Table III are equal to those amounts reflected in the “Net loss” line item from the Inland American Annual Report on Form 10-K.  The enclosed marked copy of the Amendment reflects these changes.

36.          Certain amounts, including but not limited to, ‘Gross revenues’ and ‘Depreciation & amortization’ do not agree to Inland American’s most recent Form 10-K. This difference appears to be due to discontinued operations. Please revise your filing to only include income from continuing operations within the appropriate line items and to present discontinued operations as one separate line item.

RESPONSE:                 The Company has revised Appendix A so that the amounts set forth within the Inland American Table III agree to the Inland American Annual Report on Form 10-K.  The enclosed marked copy of the Amendment reflects these changes.

37.          We note the heading of the table on pages A-7 and A-8 refers to the prior program as “Inland American Retail Real Estate Trust Inc.” Please confirm that this is the prior program’s name or revise.

RESPONSE:                 The Company has revised Appendix A to its prospectus to reflect the correct name of Inland American.  The enclosed marked copy of the Amendment reflects these changes.

Signatures

38.          We note you indicate on page 11 that you have five members on your board of directors. Please note that a majority of the board must sign the registration statement. Please refer to Form S-11 and revise.

RESPONSE:                 As of the date of the original filing and the filing of the Amendment, Ms. Gujral and Ms. Armenta, each of whom signed the registration statement, were the sole directors of the Company.  Prior to commencement of this offering, the Company will have five directors, three of whom are independent.  The Company has not yet identified these three independent directors.  However, the prospectus is drafted prospectively.

39.          Please identify your controller or principal accounting officer. Please refer to Form S-11 and revise.

RESPONSE:                 Ms. Foust currently serves as the principal accounting officer of the Company.  The Company has revised the signature page of the registration statement accordingly.  The enclosed marked copy of the Amendment reflects these changes.

Exhibit Index

40.          Please file all required exhibits as promptly as possible. Please tell us why you are filing the “Form of” various agreements. Please explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

RESPONSE:                 Concurrent with its registration with the Commission, the Company is in the process of registering, or filing an exemption for, as the case may be, its securities in various “blue sky” jurisdictions, as well as filing its offering documents with FINRA.  The Company anticipates that, during the course of this registration process, it will receive comments from these regulators as to the terms of the offering- and business-related agreements filed as exhibits to the registration statement.  Accordingly, to avoid multiple amendments to these agreements, the Company does not intend to finalize the agreements until the registration process is substantially complete.  The Company anticipates entering into the agreements on the same date that its registration statement is declared effective by the Commission, and subsequently filing the executed agreements on Form 8-K.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

MJC/KAK/1098723_10
Enclosure

cc:	Robert H. Baum, Esq.
JoAnn Armenta
Cathleen M. Hrtanek, Esq.
Kristin A. Klaczek, Esq.